November 8, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention: Jennifer Gowetski, Attorney-Advisor
                   Division of Corporation Finance

Re:	First Potomac Realty Trust
Definitive 14A
Filed April 11, 2007
File No. 001-31824

Dear Ms. Gowetski:

     This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) made in your letter dated September 26, 2007, with respect to First Potomac Realty Trust’s (the “Company”) Definitive Proxy Statement filed on Schedule 14A on April 11, 2007.

     In response to your letter, set forth below are the comments noted in your letter followed by our responses to your comments.

1.	Certain Relationships and Related Transactions, page 14.
You state that your Board of Directors reviews all proposed related party transactions and requires that all persons who have a financial interest in such transactions recuse themselves from voting on such transactions. Please disclose additional information describing your related person transactions policies and whether such policies are in writing. Refer to Item 404(b)(1) of Regulation S-K.

Response:
The Company’s Amended and Restated Bylaws (the “Bylaws”) and Code of Business Conduct and Ethics together set forth in writing the Company’s related person transactions policies. The Company will describe these elated person transaction policies and disclose that they are in writing in future filings.

U.S. Securities and Exchange Commission
November 8, 2007

The Company supplementally advises the Staff that Article X of the Bylaws provides, in part, that “[t]he Trust shall not engage in any...transaction with a Trustee, officer or employee of the Trust...unless the Trust shall have complied with one or more of the procedures of Section 2-419 of the MGCL [Maryland General Corporation Law]”. Section 2-419 of the MGCL provides that a contract or other transaction between a corporation and any of its directors or officers is valid provided that the fact of the common interest is disclosed or known to the board of directors and the board of directors or board committee approves the contract or transaction by the affirmative vote of a majority of disinterested directors. The Company’s Code of Business Conduct and Ethics further provides that officers and trustees are prohibited from entering into agreements and transactions with the Company that involve a conflict of interest, unless such conflict is waived by a majority of the disinterested members of the board of trustees.

2.	Compensation Discussion and Analysis, page 24.
Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, disclosure on page 28 describes the long-term incentive awards, but does not provide sufficient insight into how the committee determined the specific awards granted to the named officers. Provide an analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:
The Company respectfully submits that the requested analysis and explanation of how and why base pay increases and short-term incentive awards were awarded to each named executive officer was provided in the first two paragraphs on page 25, the first four and the last paragraphs on page 26 and the first five paragraphs on page 27 of the proxy statement as follows:

“Since 2005, the Compensation Committee has retained Mercer Consulting (“Mercer”) to assist with compensation plan designs, review and identify our appropriate peer group companies, and to assist us in determining the appropriate compensation levels for senior executives. Mercer provides the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for the named executive officers. The assigned consultant from Mercer generally attends meetings of the Compensation Committee.

U.S. Securities and Exchange Commission
November 8, 2007

In making compensation decisions, the Compensation Committee reviews the potential total compensation package for each named executive officer against a pre-selected peer group consisting of nine other publicly-traded REITs, which the Compensation Committee determined were reasonably comparable to our company at the beginning of 2006. Generally, the Compensation Committee sets base pay for the named executive officers at the median of compensation paid to members of the peer group, while allowing for variations that might result from the experience or past performance of the individual executive. Total compensation may lead or lag the peer group, based on achievement of goals outlined in each named executive officer’s incentive plans. In making its decisions with respect to each element of executive compensation, the Compensation Committee takes into consideration the impact on the total value of these elements for each executive and all executives as a group.”

“Base Salary. Base salary, which under our compensation program is market-derived and market-driven, represents the fixed component of our executive compensation program. Base salary is paid in cash and generally accounts for, depending on position, approximately 30%-40% of total annual compensation for each of the named executive officers. Because the primary goal of our executive compensation program is to instill an ownership mentality in the named executive officers, the base salary component constitutes a relatively small percentage of total compensation.

On an annual basis, the Compensation Committee aligns the base salary of each of the named executive officers to an amount approximately equal to the median base salary paid to similarly situated executives of the peer group companies. Median base salaries are established through an analysis performed by Mercer of the base salaries paid to comparable executives in our peer group. In making its final determination of the base salary to be paid to an executive officer, the Compensation Committee also takes into consideration the responsibilities and individual performance of the executive officer, the contribution of the executive officer to the achievement of company goals, the experience of the executive officer and, for all but the Chief Executive Officer, the Chief Executive Officer’s recommendations. The Compensation Committee reviews and establishes base pay during the first quarter of each year, after reviewing year-end performance statistics for our company.

In January 2006, the Compensation Committee approved increased base salaries for the 2006 fiscal year for each of the named executive officers. See the Summary Compensation Table beginning on page 30. The increases in 2006 were a direct result of the peer group analysis performed by Mercer. In March 2007, the Compensation Committee approved the following base salaries for fiscal 2007: Mr. Donatelli $340,000; Mr. Bass $250,000; Mr. Bonder $234,000; Mr. Dawson $250,000 and Mr. Smith $260,000.

Short-Term Cash Incentive Awards. Short-term incentive awards are performance-based and at-risk, payable in cash and generally account for, depending on position, approximately 20%-25% of the total annual compensation paid to each of the named executive officers. Short-term incentive awards are tied to annual goals established by the Compensation Committee that are designed to encourage our executives to pursue strategies that will inure to the benefit of our Company and shareholders in both the short and long term. These short-term incentive awards are intended to reward high-performing executives whose contributions improve the operational performance of our existing portfolio and generate new business opportunities and investments that create shareholder value. In turn, the Compensation Committee expects that these attractive short-term incentives will continue to promote the continuity of management.”

U.S. Securities and Exchange Commission
November 8, 2007

“For 2006, annual cash incentive awards were awarded based on results in the following three performance categories: (i) a corporate performance component (with objective measures, including, among other things, FFO per share, adjusted funds from operations (“AFFO”), net operating income (“NOI”), acquisition and disposition volume, Total Return and leasing performance); (ii) a qualitative departmental/functional component; and (iii) an individual performance component (with subjective measures, including, among other things, quality of work, teamwork and professional development). In accordance with our executive compensation program goal of instilling an ownership perspective in the named executive officers, a substantial weighting is given to the corporate performance component and achievement of objective performance criteria, 80% weighting for Mr. Donatelli and 60% for all other named executive officers. For the 2006 plan year, the Compensation Committee established the following performance goals and incentive targets for its named executive officers for fiscal 2006:

• for the Chief Executive Officer, the target payment for each of the two components of his short-term incentive plan (corporate and individual) is 50% of base salary and target-plus achievement of the two components will pay 100% of base salary. The committee may recommend a bonus payment of up to 200% of base salary for achievement of the two components that qualify as over-performance; and

• for all other named executive officers, the target payment for each component of their short-term incentive plan (corporate, departmental, and individual) is 40% of base salary and target-plus achievement of each component will pay 80% of base salary. The committee may recommend a bonus payment of up to 200% of base salary for achievement of each component that qualifies as over-performance. Under the plan design, the total possible incentive range is 0-200% of base salary.”

“During the first quarter 2007, actual results under the performance measures for the corporate performance component were determined and are set forth below against the goals established by the Compensation Committee for the 2006 fiscal year:

•	FFO per share (actual: $1.62 /goal: $1.75);

•	AFFO per share (actual: $1.25 /goal: $1.25);

•	increase in NOI (actual: +3.1% /goal: +4%);

•	acquisition volume (actual: $233 million /goal: $175 million);

•	disposition volume (actual: $15 million /goal: $15 million);

•	Total Return as measured against RMZ (actual: below top 40% /goal: in top 40%); and

•	leasing results (actual: 93.3% /goal: 94%).

U.S. Securities and Exchange Commission
November 8, 2007

In March 2007, after reviewing, on a collective basis, the actual results versus established goals for each of these corporate performance component measures and taking into account the fact that several goals were adversely impacted by transactions that the Board approved based on the long-term strategy of the Company, the Compensation Committee determined that our overall corporate performance satisfied the target payment criteria for this component. As a result, Mr. Donatelli, earned 50%, and each of Messrs. Bass, Bonder, Dawson and Smith earned 40%, of the corporate performance component.

For the departmental component of the short-term incentive plan, in recognition of implementation of efficient process, successful audits, successful balance sheet management, and growth and reorganization of personnel teams within our company, the Compensation Committee determined that Messrs. Bass, Bonder, Dawson and Smith had achieved goals in the range of target to target-plus and as a result, established awards that would pay between 60% to 100% of the amount available under this component. Under our short-term incentive plan, Mr. Donatelli is not measured under the departmental component.

For the individual component of our short-term incentive plan, the Compensation Committee awarded each of the named executive officers 80% of the amount available in recognition of strong leadership during a time of substantial growth in our Company’s total assets and personnel.

The above outlined percentages combined to provide the following annual incentive awards to the named executive officers: Mr. Donatelli: $175,000 (54% of base salary), Mr. Bass: $122,400 (49% of base salary), Mr. Bonder: $126,000 (54% of base salary), Mr. Dawson: $134,400 (54% of base salary) and Mr. Smith: $152,500 (59% of base salary).”

With respect to long-term awards, the Company will provide the analysis requested and the reasons why the Committee believes particular amounts awarded to the named executive officers are appropriate in future filings. The Company expects this additional detail to focus on the executive compensation program’s emphasis on long-term incentives and its goal of setting each executive’s total compensation, subject to achievement of corporate, departmental and individual goals, above the median for our peer group, as well as the awards’ relationship to the then per share fair market value. The Compensation Committee may use its discretion to alter the dollar value of the long-term incentive awards if it determines it is to the Company’s and shareholders’ interest.

U.S. Securities and Exchange Commission
November 8, 2007

3.	Compensation Discussion and Analysis, page 24.
You state that the Compensation Committee is responsible for setting the compensation of your executive officers and that it also considers the recommendations of your Chief Executive Officer regarding the compensation of the senior executive officers who report directly to him. Please consider disclosing in more detail the role of Mr. Donatelli in your compensation processes and his input during the crafting of compensation packages.

Response:
Future filings will disclose Mr. Donatelli’s role in more detail. The Company expects the disclosure to clarify that Mercer Consulting (“Mercer”), the Company’s compensation consultant, annually provides Mr. Donatelli and the Compensation Committee with a compensation survey of the Company’s peer group. Mr. Donatelli makes specific recommendations to the Compensation Committee regarding the three components of each named executive officer’s annual compensation. Mr. Donatelli then meets with the Compensation Committee and Mercer to discuss his recommendations and provide further insight and details of each executive’s performance. The Committee then meets with Mercer and later in executive session to perform an analysis of the recommendations and determine each executive’s total compensation based on the policies and considerations described in the CD&A.

4.	Short-Term Cash Incentive Awards, page 26.
You state on page 26 that, for 2006, short-term cash incentive awards were awarded based on results in the following three performance categories: (i) a corporate performance component; (ii) a qualitative departmental/functional component, and (iii) an individual performance component (with subjective measures, including, among other things, quality of work, teamwork and professional development). With respect to the short-term cash awards, please revise to analyze and explain more specifically how these considerations resulted in the compensation amounts you paid to the named executive officers.

Response:
The Company respectfully submits that the requested analysis and explanation of short-term cash awards is provided in the first five full paragraphs on page 27 of the proxy statement, which paragraphs are included in our response to comment 2 above.

5.	Summary Compensation Table, page 30.
You state on page 30 that you provide no perquisites or other personal benefits to the named executive officers. We further note the amounts in the “All Other Compensation” column and the reference in the footnote to “certain other employee benefits provided to all employees of the Company.” If the total value of all perquisites and personal benefits is $10,000 or more for any NEO, then each perquisite or personal benefit, regardless of its amount, must be identified by type. Please revise or clarify whether you believe these certain other employee benefits are perquisites.

U.S. Securities and Exchange Commission
November 8, 2007

Response:
The Company does not believe that the employee benefits referenced are perquisites within the meaning of Regulation S-K or Release 33-8732A. The Company supplementally advises the Staff that the amounts in the “All Other Compensation Column” represent dividends on unvested restricted stock, as set forth in footnote (4), and the following benefits provided to all employees of the Company: parking at our corporate offices, 401(k) employer match, and life insurance premiums. Future filings will include this description of these other employee benefits.

6.	Employment Agreements, page 33.
Refer to the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Response:
The Company will provide additional detail regarding these arrangements in future filings. The Company expects this disclosure to resemble the following: “In order to achieve our compensation objective of attracting, retaining and motivating qualified executives, we believe that we need to provide the named executive officers with severance protection. In conjunction with its initial public offering in 2003, the Company entered into employment and non-compete agreements with four of the named executive officers, Douglas J. Donatelli, Nicholas R. Smith, Barry H. Bass and James H. Dawson. This was done to provide assurances to the Company’s shareholders that the executive management team would remain in place and conversely, provide protection to the executive management team that was taking the Company public. The terms of the Employment Agreements were reviewed by outside counsel for the Company and the underwriters and approved by the Board of Trustees. The Company entered into an identical Employment Agreement with Joel F. Bonder, as of January 4, 2005, the date of his employment. The terms of and level of potential payments under the Employment Agreements are reviewed annually by the Compensation Committee in connection with the Section 280G calculation performed by Ernst & Young LLP and were reviewed in 2006 by Mercer and special legal counsel to the Committee.”

U.S. Securities and Exchange Commission
November 8, 2007

     In connection with our response to your comments set forth above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We look forward to working with you on this matter. If you have any additional comments or require further information, please let us know how we may assist your review.

Very truly yours,

/s/ Douglas J. Donatelli Douglas J. Donatelli Chief Executive Officer